UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 2, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the interim report of NXP Semiconductors N.V. for the period ended June 30, 2013, which shall be incorporated by reference into our shelf registration statement on Form F-3 filed on August 23, 2011 (File No. 333-176435) and any prospectus or prospectus supplement that form part thereof.

Exhibits

1.	Interim report of NXP Semiconductors N.V. for the period ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd day of August 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

Exhibit 1

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

JUNE 30, 2013

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

[-2]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated condensed financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

The Company

Our legal name is NXP Semiconductors N.V. and our commercial name is “NXP” or “NXP Semiconductors”.

We are incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap).

We are a holding company whose only material assets are the 100% ownership of the shares of NXP B.V., a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which provides leading High-Performance Mixed-Signal (HPMS) and Standard Products (SP) solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 411 East Plumeria Drive, San Jose, CA 95134, United States of America, phone number +1 408 518 5500.

Business segments

Realignment of Business Segments

During the first quarter of 2013, we realigned several product lines to better reflect underlying market dynamics, product complexity and the management of the business. The changes described below to the Company’s internal management reporting structure were evaluated under the criteria of ASC Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting” and the Company determined that its reportable segments remain unchanged:

•	Movement of product line General Purpose Logic (GPL) from segment HPMS (Portable & Computing) to segment SP and

•	Movement of product line NXP software from Corporate and Other to segment HPMS (Industrial & Infrastructure).

As a result of the above change to the composition of our operating and reportable segments, corresponding information for prior periods has been reclassified to conform to the current period presentation.

The Company is organized into three reportable segments in compliance with Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”. We have two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”), and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the condensed consolidated financial statements.

•

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones.

•

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to third parties and to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to further decline.

[-3]

•

Corporate and Other is not a separate reporting segment because it does not meet the quantitative threshold criteria for being separately reported. Corporate and Other includes unallocated research expenses, corporate restructuring charges and other expenses not related to any specific business segment.

Restructuring activities

As of June 30, 2013 our restructuring liability primarily relates to workforce reductions associated with the OPEX Reduction Program announced in 2012 and the expected closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen.

The OPEX Reduction Program was initiated to improve operational efficiency and to competitively position the Company for sustainable growth. We expect to substantially complete the implementation of the OPEX Reduction Program by the first quarter of 2014 and anticipate the majority of the remaining cash expenditures relating to this initiative to be paid by the fourth quarter of 2014. We currently estimate future annualized pre-tax cash savings to be approximately $71 million. The full benefit of these savings will begin to be recognized in the first quarter of 2015.

The workforce reductions associated with the expected closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen are expected to be substantially completed in the fourth quarter of 2013. This program was initiated to reduce our overall manufacturing footprint, consistent with our current manufacturing strategy which focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. The majority of the remaining cash expenditures relating to this initiative are expected to be paid by the second quarter of 2014. The anticipated annualized pre-tax savings associated with this workforce reduction are $35 million, of which $30 million are cash savings and the full benefit of these savings will begin to be recognized in the third quarter of 2014.

For additional information regarding our restructuring initiatives please refer to Note 10 to the Condensed Consolidated Financial Statements.

Results of Operations

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Revenue	1,188	1,094	2,273	2,072
% nominal growth	8.6	(2.4)	9.7	(5.9)
Gross profit	535	538	1,018	962
Research and development	(155)	(156)	(308)	(304)
Selling, general and administrative	(211)	(231)	(433)	(453)
Other income (expense)	1	5	8	6

Operating income (loss)	170	156	285	211

Revenue

The following table presents revenue and revenue growth by segment for the three months and YTD ended June 30, 2013 and July 1, 2012. The growth percentages represent the nominal growth of revenue compared to the same period in the previous year.

	Q2 2013		Q2 2012		YTD 2013		YTD 2012
($ in millions, unless otherwise stated)	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %	Revenue	Growth %
HPMS	878	18.5	741	4.2	1,654	19.3	1,387	0.5
SP	281	(3.4)	291	(9.9)	560	(0.9)	565	(11.9)
Manufacturing Operations	29	(53.2)	62	(25.3)	58	(51.3)	119	(32.0)
Corporate and Other	—	—	—	—	1	—	1	—

Total	1,188	8.6	1,094	(2.4)	2,273	9.7	2,072	(5.9)

[-4]

The revenue discussion below is qualitative in nature as it pertains to price, volume and mix analysis. Traditional price, volume and mix analysis is not practicable due to the diversity of our product lines and the rapid evolution of technology, including the frequent integration of additional functionality on a single integrated circuit.

Q2 2013 compared to Q2 2012

Revenue was $1,188 million in the second quarter of 2013 compared to $1,094 million in the second quarter of 2012, a nominal increase of 8.6%. The increase was driven by strong growth in HPMS which was partly offset by a decline in revenue from our SP segment and from our Manufacturing Operations segment.

Our HPMS segment saw an increase in revenue of $137 million to $878 million in the second quarter of 2013 compared to $741 million in the second quarter of 2012. The increase was primarily driven by increased volumes associated with our banking business within our Identification portfolio and our base station business within our Infrastructure portfolio.

Revenue for our SP segment declined by $10 million to $281 million in the second quarter of 2013, compared to $291 million in the second quarter of 2012. The decline was primarily due to competitive pricing pressure in our small signal diode business and lower volumes in our general purpose logic business.

YTD 2013 compared to YTD 2012

Revenue was $2,273 million in the first six months of 2013, compared to $2,072 million in the first six months of 2012, a nominal increase of 9.7%. The increase was driven by strong growth in HPMS, partially offset by declining revenue in Manufacturing Operations.

In our HPMS segment, revenue increased $267 million to $1,654 million in the first six months of 2013 compared to $1,387 million in the first six months of 2012. The increase was primarily driven by increased volumes associated with our banking and mobile transactions businesses within our Identification portfolio, as well as by our high speed interface and base station businesses within our Infrastructure portfolio.

We experienced a slight decrease in revenue in our SP segment for the first six months of 2013 compared to the same period in 2012. This was mainly due to competitive pricing pressure as part of the businesses continued to experience overcapacity in the market.

Gross Profit

The following table presents gross profit by segment for the three months and YTD ended June 30, 2013 and July 1, 2012.

	Q2 2013		Q2 2012		YTD 2013		YTD 2012
($ in millions, unless otherwise stated)	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	472	53.8	449	60.6	889	53.7	796	57.4
SP	68	24.2	88	30.2	138	24.6	169	29.9
Manufacturing Operations	(6)	(20.7)	(3)	(4.8)	(11)	(19.0)	(10)	(8.4)
Corporate and Other	1	—	4	—	2	—	7	—

Total	535	45.0	538	49.2	1,018	44.8	962	46.4

Q2 2013 compared to Q2 2012

Gross profit in the second quarter of 2013 decreased $3 million to $535 million, or 45% of revenue, compared to $538 million, or 49.2% of revenue in the second quarter of 2012. The decrease in gross profit as a percentage of revenues was mainly due to the favorable legal award recorded in the second quarter of 2012 that increased our margin percentage. We were awarded a favorable judgment involving a dispute over the collection of a receivable that we recorded an allowance for doubtful accounts that impacted costs of revenue in a prior year. The arbitration tribunal arrived at an award on April 5, 2012, in favor of NXP. No appeal was possible against the arbitration award. Following this award, we reversed the allowance for doubtful accounts previously established, again impacting our gross margin, and the invoices underlying the outstanding accounts received were collected in May 2012. Our margin was further impacted by competitive pricing pressure and higher product cost in our SP segment.

[-5]

The decrease noted above was offset by increased volumes in our HPMS segment, lower amortization charges associated with acquisition accounting, and lower restructuring and restructuring related costs of $5 million in the current period. Our gross profit as a percentage of revenue was also impacted by lower dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations as revenues continue to decrease in this segment.

Our HPMS segment had a gross profit of $472 million, or 53.8% of revenue in the second quarter of 2013, compared to $449 million, or 60.6% of revenue in the second quarter of 2012. The increase was primarily driven by increased volumes in our banking business within our Identification portfolio, base station business and car entertainment business, lower amortization charges associated with acquisition accounting of $6 million and lower restructuring and restructuring related costs of $4 million in the second quarter of 2013. This was partly offset by the absence in the current period of the favorable legal award recorded in the second quarter of 2012.

In our SP segment, we had a gross profit of $68 million or, 24.2% of revenue in the second quarter of 2013, compared to $88 million or 30.2% in the second quarter of 2012. The decrease in gross profit was mainly attributed to competitive pricing pressure across the segment and higher product cost.

YTD 2013 compared to YTD 2012

Gross profit in the first six months of 2013 amounted to $1,018 million, or 44.8% of revenue compared to $962 million, or 46.4% of revenue in the first six months of 2012. The increase was mainly driven by higher revenue and increased volumes in the HPMS segment, partly offset by competitive pricing pressure, higher product cost in our SP segment and the absence in the current period of the favorable legal award recorded in the second quarter of 2012. Our gross profit as a percentage of revenue was impacted by the dilutive effect of product sales at cost to divested businesses by our Manufacturing Operations.

Our HPMS segment had a gross profit of $889 million, or 53.7% of revenue in the first six months of 2013, compared to $796 million, or 57.4% of revenue in the first six months of 2012. The increase was primarily due to increased volumes for our banking and mobile transaction businesses within our Identification portfolio and for our high speed interface and base station businesses. This was partly offset by the absence of the favorable legal award recorded in the second quarter of 2012 and price declines.

Gross profit in our SP segment was $138 million, or 24.6% of revenue in the first six months of 2013, compared to $169 million, or 29.9% of revenue in the first six months of 2012. The decrease in gross profit was mainly attributed to product mix, tougher pricing environment and higher product cost.

Operating expenses

The following table presents operating expenses by segment for the three months and YTD ended June 30, 2013 and July 1, 2012.

	Q2 2013		Q2 2012		YTD 2013		YTD 2012
($ in millions, unless otherwise stated)	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	295	33.6	296	39.9	589	35.6	580	41.8
SP	59	21.0	63	21.6	122	21.8	126	22.3
Manufacturing Operations	4	13.8	4	6.5	8	13.8	8	6.7
Corporate and Other	8	—	24	—	22	—	43	—

Total	366	30.8	387	35.4	741	32.6	757	36.5

[-6]

The following table below presents the composition of operating expenses by line item in the statement of operations.

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Research and development	155	156	308	304
Selling, general and administrative	211	231	433	453

Operating expenses	366	387	741	757

Q2 2013 compared to Q2 2012

Operating expenses amounted to $366 million, or 30.8% of revenue in the second quarter of 2013, compared to $387 million, or 35.4% of revenue in the second quarter of 2012. The decrease was primarily due to lower restructuring costs of $5 million and lower IT systems reorganization costs compared to the prior year quarter, the current period cost savings associated with those restructuring activities and the absence of operating expenses associated with the divestment of our high speed data converter business that was sold in 2012.

In our HPMS segment, operating expenses amounted to $295 million, or 33.6% of revenue in the second quarter of 2013, compared to $296 million, or 39.9% of revenue in the second quarter of 2012. The decrease in operating expenses as a percentage of revenues was driven by the current period cost savings associated with our restructuring activities and the absence of operating expenses associated with our high speed data converter business that was sold during 2012. This decrease was offset by increased investments in research and development in our Identification business and higher stock based compensation costs of $5 million.

Operating expenses in our SP segment were $59 million, or 21.0% of revenue in the second quarter of 2013, compared to $63 million, or 21.6% of revenue in the second quarter of 2012. This decrease was mainly driven by lower salary and benefit related costs.

Operating expenses in Corporate and Other were $8 million in the second quarter of 2013 compared to $24 million in the second quarter of 2012. The decrease compared to the prior year period was primarily due to lower restructuring costs of $7 million, lower stock based compensation costs of $3 million and lower IT systems reorganization costs.

YTD 2013 compared to YTD 2012

Operating expenses amounted to $741 million, or 32.6% of revenue in the first six months of 2013, compared to $757 million, or 36.5% of revenue in the first six months of 2012. The decrease was primarily due to lower restructuring costs of $9 million and lower IT systems reorganization costs compared to the prior year quarter and the absence of operating expenses associated with the divestment of our high speed data converter business that was sold in 2012. These decreases were offset by higher stock compensation costs of $9 million and increased investments in research and development costs within our Identification business.

In our HPMS segment, operating expenses amounted to $589 million, or 35.6% of revenue in the first six months of 2013, compared to $580 million, or 41.8% of revenue in the first six months of 2012. The increase was primarily driven by increased investments in research and development within our Identification business and an increase in stock compensation costs of $9 million. As a percentage of revenues, our operating expenses decreased compared to the prior year due to lower restructuring and restructuring related costs and the absence of operating expense associated with the divestment of our data converter business in 2012.

Operating expenses in our SP segment were $122 million, or 21.8% of revenue in the first six months of 2013, compared to $126 million, or 22.3% of revenue in the first six months of 2012. This decrease was mainly driven by lower salary and benefit related costs.

Operating expenses in Corporate and Other were $22 million in the first six months of 2013 compared to $43 million in the first six months of 2012. The decrease compared to the prior year period was primarily due to lower restructuring costs of $11 million, lower stock based compensation costs of $2 million and lower IT systems reorganization costs.

[-7]

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended June 30, 2013 and July 1, 2012.

	Q2 2013		Q2 2012		YTD 2013		YTD 2012
($ in millions, unless otherwise stated)	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	178	20.3	154	20.8	301	18.2	217	15.6
SP	9	3.2	26	8.9	16	2.9	44	7.8
Manufacturing Operations	(10)	(34.5)	(5)	(8.1)	(17)	(29.3)	(15)	(12.6)
Corporate and Other	(7)	—	(19)	—	(15)	—	(35)	—

Total	170	14.3	156	14.3	285	12.5	211	10.2

The table below depicts the PPA effects for the three months and YTD ended June 30, 2013 and July 1, 2012 per line item in the statement of operations.

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Gross profit	(3)	(9)	(6)	(14)
Selling, general and administrative	(63)	(64)	(127)	(128)

Operating income (loss)	(66)	(73)	(133)	(142)

“PPA effects” reflect the amortization in the period related to fair value adjustments resulting from acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

The table below summarizes the PPA effects for the three months and YTD ended June 30, 2013 and July 1, 2012 on operating income (loss) by segment.

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
HPMS	(45)	(52)	(91)	(100)
SP	(15)	(15)	(30)	(30)
Manufacturing Operations	(6)	(6)	(12)	(12)
Corporate and Other	—	—	—	—

Total	(66)	(73)	(133)	(142)

[-8]

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Operating income (loss)	170	156	285	211
Financial income (expense)	(46)	(178)	(198)	(251)
Benefit (provision) for income taxes	2	(7)	(9)	(2)
Result equity-accounted investees	3	(45)	50	(44)
Discontinued operations	—	—	—	1

Net income (loss)	129	(74)	128	(85)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q2 2013	Q2 2012	YTD 2013	YTD 2012
Interest income	—	1	1	2
Interest expense	(47)	(71)	(97)	(148)
Foreign exchange results	32	(104)	(21)	(51)
Extinguishment of debt	(23)	—	(60)	(36)
Other	(8)	(4)	(21)	(18)

Total	(46)	(178)	(198)	(251)

Q2 2013 compared to Q2 2012

Financial income (expense) (including extinguishment of debt) was an expense of $46 million in the second quarter of 2013, compared to an expense of $178 million in the second quarter of 2012. Extinguishment of debt amounted to a loss of $23 million in the second quarter of 2013 compared to nil in the second quarter of 2012. The second quarter of 2013 included a gain of $32 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short term loans, which reside in a euro functional currency entity, compared to a loss of $104 million in the second quarter of 2012. Net interest expense declined by $23 million to $47 million in the second quarter of 2013 compared to $70 million in the second quarter of 2012 primarily due to lower average debt balances outstanding and a lower average interest rate.

YTD 2013 compared to YTD 2012

Financial income (expense) (including extinguishment of debt) was an expense of $198 million in the first six months of 2013, compared to an expense of $251 million in the first six months of 2012. Extinguishment of debt amounted to a loss of $60 million in the first six months of 2013, compared to a loss of $36 million related extinguishment of debt in the first six months of 2012. The first six months of 2013 included a loss of $21 million as a result of changes in foreign exchange rates mainly applicable to re-measurement of our U.S. dollar-denominated notes and short term loans, which reside in a euro functional currency entity, compared to a loss of $51 million in the first six months of 2012. The net interest expense was $96 million in the first six months of 2013 compared to $146 million in the first six months of 2012. The decrease in net interest expense is mainly due to lower average debt balances outstanding in the six months ended June 30, 2013 compared to the same period in the prior year.

[-9]

Benefit (provision) for income taxes

Q2 2013 compared to Q2 2012

The effective income tax rates for the three months ended June 30, 2013 and July 1, 2012 were negative1.6% and negative 31.8%, respectively. The effective tax rate for the three months ended June 30, 2013 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions where a valuation allowance was recorded and the effect of tax incentives in certain jurisdictions. The effective tax rate for the three months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions with a full valuation allowance.

YTD 2013 compared to YTD 2012

The effective income tax rates for the six months ended June 30, 2013 and July 1, 2012 were 10.3% and negative 5.0%, respectively. The effective tax rate for the six months ended June 30, 2013 differed from the Netherlands statutory rate primarily due to lower foreign tax rates on profits recorded in foreign jurisdictions and the effect of tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the six months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions with a full valuation allowance compensated by the impact of an extended tax holiday in one of our jurisdictions.

Results relating to equity-accounted investees

Q2 2013 compared to Q2 2012

Results relating to equity accounted investees amounted to a gain of $3 million in the second quarter of 2013, compared to a loss of $45 million in the second quarter of 2012. The gain in the second quarter of 2013 is mainly related to our investment in ASEN. The loss in 2012 primarily reflected an extra provision to the amount of $46 million for a legal claim of STMicroelectronics (ST).

YTD 2013 compared to YTD 2012

Results relating to the equity accounted investees amounted to a gain of $50 million for the first six months of 2013, compared to a loss of $44 million in the first six months of 2012. The gain in the first six months of 2013 primarily reflects a $46 million release of the contingent liability related to the second ST arbitration, since on April 2, 2013, the ICC arbitration tribunal issued a final award in the second arbitration commenced by ST. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this second arbitration. No appeal is available to ST. Based on this award, the provision amounting to $46 million, established in 2012, was released. The loss in 2012 primarily reflects the extra provision to the amount of $46 million for the legal claim of ST.

Non-controlling interests

Q2 2013 compared to Q2 2012

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $18 million in the second quarter of 2013, compared to a profit of $16 million in the second quarter of 2012.

YTD 2013 compared to YTD 2012

Non-controlling interests are related to the third party share in the results of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $31 million for the first six months ended June 30, 2013, compared to a profit of $29 million for the first six months ended July 1, 2012.

[-10]

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at June 30, 2013 and December 31, 2012.

(number of full-time employees)	June 30, 2013	December 31, 2012
HPMS	3,122	3,065
SP	2,015	1,960
Manufacturing Operations	17,405	16,490
Corporate and Other	3,379	3,843

Total	25,921	25,358

(number of full-time employees)	June 30, 2013	December 31, 2012
Europe and Africa	6,857	6,957
Americas	502	552
Greater China	7,219	7,243
Asia Pacific	11,343	10,606

Total	25,921	25,358

[-11]

Liquidity and Capital Resources

At the end of the second quarter of 2013, our cash balance was $569 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,200 million of liquidity as of June 30, 2013. Since December 31, 2012 our cash balance decreased by $48 million.

Capital expenditures decreased in the second quarter of 2013 to $49 million from $74 million in the second quarter of 2012.

At June 30, 2013, our cash balance was $569 million, of which $360 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2013, a dividend of $120 million was declared by SSMC and paid in July 2013.

Since December 2012, our total debt has decreased from $3,492 million to $3,381 million as of June 30, 2013. Several cash buybacks and debt redemptions partially offset by the issuance of new senior unsecured notes resulted in a net total debt reduction of $111 million.

The total amount of cash used for financing activities in the first 6 months of 2013 amounted to $221 million. We repurchased the Term Loan A2 2017 for a principal amount of $494 million, the Term Loan B 2019 for a principal amount of $471 million, the EUR denominated Floating Rate Notes 2013 for a principal amount of €142 million, the USD denominated Floating Rate Notes 2013 for a principal amount of $58 million and the Floating Rate Notes 2016 for a principal amount of $615 million. Since December 2012 we also reduced the amount outstanding under the Revolving Credit Facility by $55 million. This has been financed with $750 million aggregate principal amount Senior Unsecured Notes 2018, $500 million aggregate principal amount Senior Unsecured Notes 2021 and $500 million aggregate principal amount Senior Unsecured Notes 2023.

At the end of the second quarter 2013, we had a capacity of $631 million remaining under the Secured Revolving Credit Facility, net of outstanding bank guarantees, based on the end of quarter exchange rate. The amount of this availability varies with fluctuations between the euro and the U.S. dollar as the total amount of the facility, €620 million, is denominated in euro and the amounts drawn are denominated in U.S. dollars.

Cash Flow from Operating Activities

Net cash provided by operating activities was $279 million and $366 million for the first six months of 2013 and 2012, respectively. The decrease was primarily due to higher working capital requirements of $190 million, partly offset by an increase in operating income.

Net cash interest payments were $79 million in the first half of 2013, compared to $145 million in the first half of 2012. Various capital markets transactions resulted in an improved debt profile, which resulted in lower interest coupons and contributed to lower cash interest payments in the first half of 2013.

Cash Flow from Investing Activities

Net cash used for investing activities amounted to $99 million in the first six months of 2013, compared to net cash used of $127 million in the first six months of 2012. The decrease in cash used for investing activities was primarily due to lower capital expenditures on property, plant and equipment of $23 million in the first half of 2013.

Cash Flow from Financing Activities

Net cash used for financing activities in the first half of 2013 was $221 million compared to $107 million in the first half of 2012. The increase in net cash used for financing activities was primarily due to higher repayments under the revolving credit facility of $105 million and lower amounts drawn under the revolving credit facility of $280 million, partially offset by a lower net proceeds from the issuance and repurchase of long-term debt of $228 million and lower dividends paid to non-controlling interests of $39 million. The lower net proceeds from the issuance and repurchase of long-term debt of $228 million are further described below under the captions YTD 2013 Financing Activities and YTD 2012 Financing Activities.

[-12]

YTD 2013 Financing Activities

Senior Unsecured Notes 2021

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 4, 2013, the net proceeds of $495 million together with approximately $14 million of cash on hand were used to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as pay related call premiums of $10 million and accrued interest of $5 million.

Senior Unsecured Notes 2023

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 12, 2013, the net proceeds of $495 million were used to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, as well as pay related call premiums of $5 million and accrued interest of $5 million with the balance of $14 million used for general corporate purposes.

Senior Unsecured Notes 2018

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $750 million, due June 1, 2018. The Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Condensed Consolidated Balance Sheet. On May 21, 2013, the net proceeds of $743 million together with cash on hand were used to repay the €142 million principal amount Senior Secured Floating Rate Notes due October 2013 for an amount of $184 million, the $58 million principal amount Senior Secured Floating Rate Notes due October 2013 and the $615 million principal amount Senior Secured Floating Rate Notes due November 2016, as well as pay related call premiums of $16 million and accrued interest of $2 million.

YTD 2012 Financing Activities

2019 Term Loan

On February 16, 2012, our subsidiary, NXP B.V. together with NXP Funding LLC entered into a new $475 million aggregate principal amount Senior Secured Term Loan Facility due March 19, 2019. The Term Loan was issued with an original issue discount at 98.5% of par and was recorded at its fair value of $468 million on the accompanying Condensed Consolidated Balance Sheet. The net proceeds of this issuance, together with a $330 million draw-down under our existing Revolving Credit Facility and approximately $52 million of cash on hand, were used to redeem $510 million of the U.S. dollar-denominated 9 1/2% Senior Notes due October 2015, €203 million of the euro-denominated 8 5/8% Senior Notes due October 2015, and pay related call premiums of $36 million and accrued interest of $31 million.

2017 Revolving Credit Facility

On April 27, 2012, NXP concluded a new Senior Secured Revolving Credit Agreement (“RCA”) under which it borrowed $330 million to settle and close its existing Revolving Credit Facility.

[-13]

Contractual Obligations

No material changes in our contractual obligations occurred since December 2012, other than in relation to the Senior Unsecured Notes 2018, 2021 and 2023 issued in the first 6 months of 2013.

Off-balance Sheet Arrangements

At the end of the second quarter of 2013, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

Eindhoven, August 2, 2013

Board of directors

[-14]

Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Revenue	1,188	1,094	2,273	2,072
Cost of revenue	(653)	(556)	(1,255)	(1,110)

Gross profit	535	538	1,018	962
Research and development	(155)	(156)	(308)	(304)
Selling, general and administrative	(211)	(231)	(433)	(453)
Other income (expense)	1	5	8	6

Operating income (loss)	170	156	285	211
Financial income (expense):
-Extinguishment of debt	(23)	—	(60)	(36)
-Other financial income (expense)	(23)	(178)	(138)	(215)

Income (loss) before income taxes	124	(22)	87	(40)
Benefit (provision) for income taxes	2	(7)	(9)	(2)
Results relating to equity-accounted investees	3	(45)	50	(44)

Income (loss) from continuing operations	129	(74)	128	(86)
Income (loss) on discontinued operations, net of tax	—	—	—	1

Net income (loss)	129	(74)	128	(85)
Less: Net income (loss) attributable to non-controlling Interests	18	16	31	29

Net income (loss) attributable to stockholders	111	(90)	97	(114)
Earnings per share data:
Basic earnings per common share attributable to Stockholders in $
Income (loss) from continuing operations	0.44	(0.36)	0.39	(0.46)
Income (loss) from discontinued operations	—	—	—	—

Net income (loss)	0.44	(0.36)	0.39	(0.46)
Diluted earnings per common share attributable to Stockholders in $
Income (loss) from continuing operations	0.43	(0.36)	0.38	(0.46)
Income (loss) from discontinued operations	—	—	—	—

Net income (loss)	0.43	(0.36)	0.38	(0.46)
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	249,449	248,272	249,558	248,125
- Diluted	255,265	248,272	255,778	248,125

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-15]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Net income (loss)	129	(74)	128	(85)
Other comprehensive income (loss), net of tax:
Net investment hedge, net of deferred taxes of $0, $0,$0 and $0	31	(106)	(21)	(53)
Changes in fair value cash flow hedges, net of deferred taxes of $1, $0, $1 and $0	(8)	(2)	(7)	(2)
Foreign currency translation adjustments	(22)	52	(2)	35
Net actuarial gain (loss), net of deferred taxes of $(7), $0, $(7) and $0	(8)	—	(7)	—
Reclassification adjustments:
Changes in fair value cash flow hedges	1 *	—	1 *	—

Total other comprehensive income (loss)	(6)	(56)	(36)	(20)

Total comprehensive income (loss)	123	(130)	92	(105)
Less: Comprehensive income (loss) attributable to non-controlling interests	18	16	31	29

Total comprehensive income (loss) attributable to stockholders	105	(146)	61	(134)

*)	Included in Cost of revenue in the Consolidated Statements of Operations.

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-16]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	569	617
Receivables, net	544	510
Assets held for sale	10	10
Inventories, net	742	715
Deferred tax assets	11	12
Other current assets	121	90

Total current assets	1,997	1,954

Non-current assets:
Investments in equity-accounted investees	47	45
Other non-current assets	128	128
Property, plant and equipment, net of accumulated depreciation of $1,060 and $1,033	1,030	1,070
Identified intangible assets, net of accumulated amortization of $1,768 and $1,646	841	965
Goodwill	2,253	2,277

Total non-current assets	4,299	4,485

Total assets	6,296	6,439
Liabilities and equity
Current liabilities:
Accounts payable	521	562
Restructuring liabilities-current	106	138
Accrued liabilities	504	489
Short-term debt	50	307

Total current liabilities	1,181	1,496
Non-current liabilities:
Long-term debt	3,331	3,185
Pension and postretirement benefits	260	269
Restructuring liabilities	27	32
Other non-current liabilities	164	173

Total non-current liabilities	3,782	3,659
Equity:
Non-controlling interests	219	235
Stockholders’ equity:
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2012: 430,503,000 shares)
- Issued and fully paid: 251,751,500 shares (2012: 251,751,500 shares)	51	51
Capital in excess of par value	6,128	6,090
Treasury shares, at cost:
- 2,697,250 shares (2012: 2,726,000 shares)	(82)	(58)
Accumulated deficit	(5,247)	(5,334)
Accumulated other comprehensive income (loss)	264	300

Total Stockholders’ equity	1,114	1,049

Total equity	1,333	1,284

Total liabilities and equity	6,296	6,439

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-17]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Cash flows from operating activities:
Net income (loss)	129	(74)	128	(85)
(Income) loss from discontinued operations, net of tax	—	—	—	(1)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	132	139	264	273
Stock-based compensation	20	15	37	24
Net (gain) loss on sale of assets	(1)	—	(2)	—
(Gain) loss on extinguishment of debt	23	—	60	36
Results relating to equity-accounted investees	(3)	45	(50)	44
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(47)	(45)	(70)	(15)
(Increase) decrease in inventories	(10)	(12)	(30)	—
Increase (decrease) in accounts payable and accrued liabilities	(66)	90	(94)	20
Decrease (increase) in other non-current assets	12	—	14	5
Exchange differences	(32)	104	21	51
Other items	3	7	1	14

Net cash provided by (used for) operating activities	160	269	279	366
Cash flows from investing activities:
Purchase of identified intangible assets	(11)	(7)	(17)	(14)
Capital expenditures on property, plant and equipment	(49)	(74)	(90)	(113)
Proceeds from disposals of property, plant and equipment	3	1	5	1
Purchase of interests in businesses	—	(2)	—	(2)
Proceeds from return of equity investment	1	—	1	—
Decrease (increase) in non-current assets and deposits	—	—	2	1

Net cash provided by (used for) investing activities	(56)	(82)	(99)	(127)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	1	(2)	(4)
Amounts drawn under the revolving credit facility	200	330	380	660
Repayments under the revolving credit facility	(155)	(330)	(435)	(330)
Repurchase of long-term debt	(874)	—	(1,854)	(815)
Principal payments on long-term debt	(5)	(5)	(9)	(9)
Net proceeds from the issuance of long-term debt	742	1	1,732	465
Dividends paid to non-controlling interests	—	(39)	—	(39)
Cash proceeds from exercise of stock options	10	—	50	2
Purchase of treasury shares	(48)	(37)	(83)	(37)

Net cash provided by (used for) financing activities	(131)	(79)	(221)	(107)
Net cash provided by (used for) continuing operations	(27)	108	(41)	132
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	—	—	—	—
Net cash (used for) provided by investing activities	—	(45)	—	(45)
Net cash provided by (used for) financing activities	—	—	—	—

Net cash provided by (used for) discontinued operations	—	(45)	—	(45)
Net cash provided by (used for) continuing and discontinued operations	(27)	63	(41)	87
Effect of changes in exchange rates on cash positions	1	(8)	(7)	7

Increase (decrease) in cash and cash equivalents	(26)	55	(48)	94
Cash and cash equivalents at beginning of period	595	782	617	743

Cash and cash equivalents at end of period	569	837	569	837

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-18]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2012	249,026	51	6,090	(58)	(5,334)	300	1,049	235	1,284
Net income (loss)					97		97	31	128
Other comprehensive income						(36)	(36)		(36)
Share-based compensation plans			37				37		37
Treasury shares	(2,828)			(83)			(83)		(83)
Shares issued pursuant to stock awards	2,856		1	59	(10)		50		50
Dividends to non-controlling interests								(47)	(47)

Balance as of June 30, 2013	249,054	51	6,128	(82)	(5,247)	264	1,114	219	1,333

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements

[-19]

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF NXP SEMICONDUCTORS N.V. (unaudited)

1 Basis of Presentation

NXP Semiconductors N.V. and its subsidiaries are referred to herein collectively as “NXP,” “Company,” “we,” “us,” and “our,” unless the context indicates otherwise. The accompanying condensed consolidated financial statements include the accounts of NXP and its subsidiaries after elimination of intercompany accounts and transactions.

We have prepared these statements without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2012 has been derived from audited financial statements. To prepare the financial statements in conformity with U.S. generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain information and note disclosures, normally included in comprehensive financial statements prepared in accordance with U.S. generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our latest annual report on Form 20-F.

In the opinion of management, the consolidated financial statements reflect all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the consolidated financial position of NXP and its subsidiaries as of June 30, 2013, the consolidated statements of operations, comprehensive income and the cash flows for the three and six-month periods ended June 30, 2013 and July 1, 2012, and the consolidated statement of changes in equity for the six-month period ended June 30, 2013. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that (i) our disclosure controls and procedures were effective as of June 30, 2013, and (ii) no change in internal control over financial reporting occurred during the quarter ended June 30, 2013, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

Realignment of Business Segments

During the first quarter of 2013, we realigned several product lines to better reflect underlying market dynamics, product complexity and the management of the business. The changes described below to the Company’s internal management reporting structure were evaluated under the criteria of ASC Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting” and the Company determined that its reportable segments remain unchanged:

•	Movement of product line General Purpose Logic (GPL) from segment HPMS (Portable & Computing) to segment SP and

•	Movement of product line NXP software from Corporate and Other to segment HPMS (Industrial & Infrastructure).

As a result of the above change to the composition of our operating and reportable segments, corresponding information for prior periods have been reclassified to conform to the current period presentation.

[-20]

2 Significant accounting policies

Principles for consolidated financial statements

The consolidated financial statements include the accounts of the Company together with its consolidated subsidiaries and all entities in which the Company holds a direct or indirect controlling interest, in such a way that the Company would have the power to direct the activities of the entity that most significantly impact the entity’s economic performance and the obligation to absorb the losses or the right to receive benefits of the entity that could be potentially significant to the Company.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Net income (loss) includes the portion of the earnings of subsidiaries applicable to non-controlling interests. The income (loss) and equity attributable to non-controlling interests are disclosed separately in the consolidated statements of operations and in the consolidated balance sheets under non-controlling interests.

Share-based compensation

NXP has share-based payment plans under which its employees receive options and other share-based awards. The plans provide for the granting of stock options, performance share units, restricted stock units and equity rights. All plans are accounted for in accordance with the provisions of ASC 718 “Compensation, Stock Compensation” at the estimated fair value of the equity instruments measured at the grant date. For grants issued up to August 2010, the Company used a binomial option-pricing model to determine the estimated fair value for options and determined the fair value of equity rights on the basis of the estimated fair value of the Company, using a discounted cash flow technique. For option grants issued since August 2010, the Company uses the Black-Scholes-Merton method and determined the fair value of equity awards with a market condition using a Monte Carlo simulation approach. NXP stock options are granted with an exercise price equal to 100% of the market value of a share of common stock on the date of grant, generally have ten-year contractual terms, and vest ratably over four years from date of grant. NXP has also granted performance share units and restricted stock units at no cost to the employee that vest, subject to the relevant performance and service conditions being met, ratably over a three year period. In addition, NXP has granted equity awards that vest based on a combination of a required service period and satisfaction of meeting a market condition. These awards vest over a one-year or three-year period from the date of grant if the market condition has been met at that time. If the market condition has not been met, the awards will lapse and any compensation cost previously recognized will not be reversed. The estimated fair value of equity instruments is recognized as compensation expense over the vesting period on a straight-line basis taking into account estimated forfeitures. For performance share units and awards subject to a market condition the recognition of cost is based on graded vesting.

Treasury shares

In connection with the Company’s share repurchase programs, which commenced in 2011, and in accordance with the Company’s policy to provide share awards from its treasury share inventory, shares which have been repurchased and are held in treasury for delivery upon exercise of options and under restricted share programs, are accounted for as a reduction of stockholders’ equity. Treasury shares are recorded at cost, representing the market price on the acquisition date. When issued, shares are removed from treasury shares on a first-in, first-out (FIFO) basis. Differences between the cost and the proceeds received when treasury shares are reissued are recorded in capital in excess of par value. Deficiencies in excess of net gains arising from previous treasury share issuances are charged to retained earnings.

[-21]

Accounting standards adopted in 2013

The FASB issued several pronouncements which were adopted by the Company in 2013 as follows.

•	ASU No. 2013-02 “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”

On February 5, 2013, the FASB issued ASU 2013-02 which requires entities to disclose the following additional information about items reclassified out of accumulated other comprehensive income (AOCI):

•

Changes in AOCI balances by component (e.g., unrealized gains or losses on available-for-sale securities or foreign-currency items). Both before-tax and net-of-tax presentations of the information are acceptable as long as an entity presents the income tax benefit or expense attributed to each component of OCI and reclassification adjustments in either the financial statements or the notes to the financial statements.

•	Significant items reclassified out of AOCI by component either on the face of the income statement or as a separate footnote to the financial statements.

The ASU did not change current U.S. GAAP requirements for condensed financial statement reporting of comprehensive income. However, public entities will need to include information about (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI in their interim reporting periods. The effective date for NXP was January 1, 2013. The amendments in the ASU should be applied prospectively. The ASU will have an impact on the Company’s financial statements because of the additional disclosure requirements.

Recently issued accounting standards

•

ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”

On March 4, 2013, the FASB issued ASU 2013-05, which indicates that the entire amount of a cumulative translation adjustment (CTA) related to an entity’s investment in a foreign entity should be released when there has been a:

•	Sale of a subsidiary or group of net assets within a foreign entity and the sale represents the substantially complete liquidation of the investment in the foreign entity.

•	Loss of a controlling financial interest in an investment in a foreign entity (i.e., the foreign entity is deconsolidated).

•	Step acquisition for a foreign entity (i.e., when an entity has changed from applying the equity method for an investment in a foreign entity to consolidating the foreign entity).

The ASU does not change the requirement to release a pro rata portion of the CTA of the foreign entity into earnings for a partial sale of an equity method investment in a foreign entity. The effective date for NXP is January 1, 2014. The ASU should be applied prospectively. The impact on the Company’s financial statements can be significant.

[-22]

3 Supplemental Financial Information

Statement of Operations Information

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Income (loss) from continuing operations	129	(74)	128	(86)
Less: net income (loss) attributable to non-controlling interests	18	16	31	29

Income (loss) from continuing operations attributable to stockholders	111	(90)	97	(115)
Income (loss) from discontinued operations attributable to stockholders	—	—	—	1

Net income (loss) attributable to stockholders	111	(90)	97	(114)
Weighted average number of shares outstanding (after deduction of treasury shares)
- in thousands -	249,449	248,272	249,558	248,125
Plus incremental shares from assumed conversion of:
Options	4,080	—	4,522	—
Restricted Shares Units, Performance Share Units and Equity rights	1,736	—	1,698	—

Dilutive potential common shares	5,816	—	6,220	—
Adjusted weighted average number of shares outstanding (after deduction of treasury shares)
- in thousands -1), 2)	255,265	248,272	255,778	248,125
Basic EPS attributable to stockholders in $:
Income (loss) from continuing operations	0.44	(0.36)	0.39	(0.46)
Income (loss) from discontinued operations	—	—	—	—

Net income (loss)	0.44	(0.36)	0.39	(0.46)
Diluted EPS attributable to stockholders in $:
Income (loss) from continuing operations	0.43	(0.36)	0.38	(0.46)
Income (loss) from discontinued operations	—	—	—	—

Net income (loss)	0.43	(0.36)	0.38	(0.46)

1)	In Q2 2013, 11,806,458 securities (Q2 2012:28,199,874 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.
2)	In the 6 months of 2013, 11,833,258 securities (6 months of 2012: 28,199,874 securities) that could potentially dilute basic EPS were excluded in the computation of dilutive EPS, because the effect would have been anti-dilutive for the period presented.

[-23]

Balance Sheet Information

Inventories

Inventories are summarized as follows:

($ in millions, unless otherwise stated)	June 30, 2013	December 31, 2012
Raw materials	65	70
Work in process	572	515
Finished goods	105	130

	742	715

The portion of finished goods stored at customer locations under consignment amounted to $23 million as of June 30, 2013 (December 31, 2012: $20 million).

The amounts recorded above are net of allowance for obsolescence, totaling $54 million as of June 30, 2013 (December 31, 2012: $61 million).

Accumulated other comprehensive income (loss), net of tax

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Net investment hedge	Cash flow hedges	Currency translation differences	Net actuarial gain/(losses)	Accumulated Other Comprehensive Income (loss)
As of December 31, 2012	(185)	—	514	(29)	300
Other comprehensive income (loss) before reclassifications	(21)	(7)	(2)	(7)	(37)
Amounts reclassified from accumulated other comprehensive income	—	1 *	—	—	1 *

Net other comprehensive income (loss)	(21)	(6)	(2)	(7)	(36)

As of June 30, 2013	(206)	(6)	512	(36)	264

*)	Included in Cost of revenue in the Consolidated Statements of Operations.

Cash Flow Information

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Supplement disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	25	30	79	145
Income taxes	9	5	16	9
Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	3	1	7	2
Book value of these assets	(2)	(1)	(5)	(2)

	1	—	2	—
Other items:
Other items consist of the following non-cash elements in income:
Non-cash interest cost due to applying effective interest method	1	7	2	14
Others	(3)	—	(1)	—

	(2)	7	1	14

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4 Fair value of financial assets and liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		June 30, 2013		December 31, 2012
($ in millions, unless otherwise stated)	Fair value hierarchy1)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets;
Other financial assets	2	15	15	18	18
Derivative instruments – assets	2	2	2	1	1
Liabilities:
Short-term debt	2	40	40	42	42
Short-term debt (bonds)	1	10	10	265	267
Long-term debt (bonds)	1	3,145	3,222	2,332	2,453
Long-term debt (bonds) 2)	2	—	—	608	635
Other long-term debt	2	186	186	245	245
Derivative instruments – liabilities	2	11	11	2	2

1)	Transfers between the levels of fair value hierarchy are recognized when a change in circumstances would require it. There were no transfers during the reporting periods presented in the table above.
2)	Represent bonds which are privately held (floating rate secured notes 2016).

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets

For other financial assets, the fair value is based upon significant other observable inputs depending on the nature of the other financial asset.

Debt

The fair value is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. Accrued interest is included under accounts payable and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

5 Debt

Short-term debt

($ in millions, unless otherwise stated)	June 30, 2013	December 31, 2012
Bank borrowings	34	36
Current portion of long-term debt	16	271

Total	50	307

At June 30, 2013, other short-term bank borrowings of $34 million (at December 31, 2012: $36 million) consisted of a local bank borrowing by our Chinese subsidiary.

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Long-term debt

($ in millions, unless otherwise stated)	Range of interest rates	Average rate of interest	Amount outstanding June 30, 2013	Due within 1 yr	Due after Q2, 2014	Due after Q2, 2018	Average remaining term (in years)	Amount outstanding December 31, 2012
EUR notes	—	—	—	—	—	—	—	187
USD notes	3.8%-9.8%	5.5%	3,155	10	3,145	1,893	6.2	3,018
Revolving Credit Facility	2.7%	2.7%	175	—	175	—	3.7	230
Bank borrowings	2.0%	2.0%	4	—	4	—	1.5	5
Liabilities arising from capital lease transactions	2.6%-13.8%	5.7%	13	6	7	—	1.8	16

		5.3%	3,347	16	3,331	1,893	6.0	3,456

During the first six months ended June 30, 2013, the book value of our long-term debt, excluding the current portion of long-term debt classified within short-term debt, increased by $146 million to $3,331 million, mainly due to the issuance of new Senior Unsecured Notes (due 2018, 2021 and 2023) offset in part by the repayment of the Floating Rate Notes due 2013, repayment Term Loans A2 and B (due 2017 and 2019), repayment of the Floating Rate Note due 2016 and partial repayment on the Revolving Credit Agreement. The Floating Rate Notes due 2013 were classified within short-term debt.

YTD 2013 Financing Activities

Senior Unsecured Notes 2021

On February 14, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due February 15, 2021. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 4, 2013, the net proceeds of $495 million together with approximately $14 million of cash on hand were used to fully repay $494 million principal amount Senior Secured Term Loan Facility due April 3, 2017, as well as pay related call premiums of $10 million and accrued interest of $5 million.

Senior Unsecured Notes 2023

On March 12, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $500 million, due March 15, 2023. The Notes were issued at par and were recorded at their fair value of $500 million on the accompanying Condensed Consolidated Balance Sheet. On March 12, 2013, the net proceeds of $495 million were used to fully repay the $471 million principal amount Senior Secured Term Loan Facility due March 19, 2019, as well as pay related call premiums of $5 million and accrued interest of $5 million with the balance of $14 million used for general corporate purposes.

Senior Unsecured Notes 2018

On May 20, 2013 our subsidiary, NXP B.V. together with NXP Funding LLC issued Senior Unsecured Notes in the aggregate principal amount of $750 million, due June 1, 2018. The Notes were issued at par and were recorded at their fair value of $750 million on the accompanying Condensed Consolidated Balance Sheet. On May 21, 2013, the net proceeds of $743 million together with cash on hand were used to repay the €142 million principal amount Senior Secured Floating Rate Notes due October 2013 for an amount of $184 million, the $58 million principal amount Senior Secured Floating Rate Notes due October 2013 and the $615 million principal amount Senior Secured Floating Rate Notes due November 2016, as well as pay related call premiums of $16 million and accrued interest of $2 million.

U.S. dollar-denominated notes

The U.S. dollar-denominated notes consist of the following:

•	a $489 million aggregate principal amount of floating rate senior secured term loan due 2017 with an interest rate of LIBOR plus 3.25% with a floor of 1.25%; and

•	a $422 million aggregate principal amount of 9.75% senior secured notes due 2018; and

•	a $750 million aggregate principal amount of 3.75% senior unsecured notes due 2018; and

•	a $498 million aggregate principal amount of floating rate senior secured term loan due 2020 with an interest rate of LIBOR plus 3.50% with a floor of 1.25%; and

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•	a $500 million aggregate principal amount of 5.75% senior unsecured notes due 2021; and

•	a $500 million aggregate principal amount of 5.75% senior unsecured notes due 2023.

Certain terms and Covenants of the Euro and U.S. dollar-denominated notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. With respect to the Term Loans, the Company is required to repay $10 million annually ($5 million per Term Loan).

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger.

Certain portions of long-term and short-term debt as of June 30, 2013 in the principal amount of $1,584 million (December 31, 2012: $3,470 million) have been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

The notes are fully and unconditionally guaranteed jointly and severally, on a senior basis by certain of the Company’s current and future material wholly owned subsidiaries (“Guarantors”).

Pursuant to various security documents related to the above mentioned secured notes and the $810 million (denominated €620 million) committed revolving credit facility, the Company and each Guarantor has granted first priority liens and security interests in, amongst others, the following, subject to the grant of further permitted collateral liens:

(a)	all present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future direct subsidiaries, other than SMST Unterstützungskasse GmbH, and material joint venture entities;

(b)	all present and future intercompany debt of the Company and each Guarantor;

(c)	all of the present and future property and assets, real and personal, of the Company, and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, general intangibles, license rights, patents, trademarks, trade names, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds, but excluding cash and bank accounts; and
(d)	all proceeds and products of the property and assets described above.

Notwithstanding the foregoing, certain assets may not be pledged (or the liens not perfected) in accordance with agreed security principles, including:

•	if the cost of providing security is not proportionate to the benefit accruing to the holders; and

•	if providing such security requires consent of a third party and such consent cannot be obtained after the use of commercially reasonable efforts; and

•

if providing such security would be prohibited by applicable law, general statutory limitations, financial assistance, corporate benefit, fraudulent preference, “thin capitalization” rules or similar matters or providing security would be outside the applicable pledgor’s capacity or conflict with fiduciary duties of directors or cause material risk of personal or criminal liability after using commercially reasonable efforts to overcome such obstacles; and

•

if providing such security would have a material adverse effect (as reasonably determined in good faith by such subsidiary) on the ability of such subsidiary to conduct its operations and business in the ordinary course as otherwise permitted by the indenture; and

•

if providing such security or perfecting liens thereon would require giving notice (i) in the case of receivables security, to customers or (ii) in the case of bank accounts, to the banks with whom the accounts are maintained. Such notice will only be provided after the secured notes are accelerated.

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Subject to agreed security principles, if material property is acquired by the Company or a Guarantor that is not automatically subject to a perfected security interest under the security documents, then the Company or relevant Guarantor will within 60 days provide security over this property and deliver certain certificates and opinions in respect thereof as specified in the indenture governing the notes.

6 Interest Rate Risk

The Company has significant outstanding debt, which creates an inherent interest rate risk. Through a combination of several private and open market transactions since 2009, the Company’s debt profile has been improved. During the first six months ended June 30, 2013, the proportion of unsecured debt increased from zero to 52% while the average interest rate declined from 5.4% to 5.3%,the average tenor has increased from 4.7 to 6.0 years and the proportion of fixed rate debt increased from 12% to 65%,

The following table summarizes the outstanding debt as of June 30, 2013:

	Principal amount *)	Fixed/ floating	Current coupon rate	Maturity date
Senior Secured Notes	$422	Fixed	9.75%	2018
Senior Unsecured Notes	$750	Fixed	3.75%	2018
Senior Unsecured Notes	$500	Fixed	5.75%	2021
Senior Unsecured Notes	$500	Fixed	5.75%	2023
Term Loan A1	$489	Floating	4.50%	2017
Revolving Credit Facility	$175	Floating	2.70%	2017
Term Loan C	$498	Floating	4.75%	2020

*	amount in millions

A sensitivity analysis in relation to our long-term debt shows that if interest rates were to increase by 1% from the level of June 30, 2013 with all other variables held constant, the annualized interest expense would increase by $2 million. If interest rates were to decrease by 1% from the level of June 30, 2013 with all other variables held constant, the annualized interest expense would decrease by less than $1 million. This impact is based on the outstanding debt position as of June 30, 2013.

7 Postretirement Benefits Other Than Pensions

In the second quarter of 2013 the Company recognized a curtailment gain of $8 million related to an amendment made to its U.S. postretirement benefit plan.

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. Although the ultimate disposition of asserted claims and proceedings cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period.

With the support from its in-house and outside counsel and based on its best estimate, the Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated. Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted.

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Based on the procedures described above, the Company has an aggregate amount of approximately $8 million accrued for legal proceedings pending as of June 30, 2013, compared to approximately $59 million as of December 31, 2012. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

Set forth below are descriptions of our most important legal proceedings pending as of June 30, 2013, for which the related loss contingency is either probable or reasonably possible, including the legal proceedings for which accruals have been made:

•

Three former employees of Signetics Corp, a predecessor of NXP Semiconductors USA, Inc. and their respective children each separately filed various counts against NXP Semiconductors USA, Inc. (negligence, premises liability, strict liability, abnormal and ultrahazardous activity, willful and wanton misconduct and loss of consortium) asserting exposure to harmful chemicals and substances while the employees concerned were working in a factory “clean room” of Signetics Corp., resulting in alleged physical injuries and eventual birth defects to their children (cases No. N09C-10-032 JRJ, N10C-05-137 JRJ and 1-10-CV-188679). Initial discovery has commenced by both sides in above mentioned cases. Actual substantive responses are pending. Trial dates for Case No. N09C-10 032 and Case No. N10C-05-137 have been set at October 7, 2013 and April 28, 2014, respectively. In Case No. 1-10-CV-188679 a trial setting conference has been scheduled for September 10, 2013.

•

In 2007, certain former employees of NXP Semiconductors France SAS employed by a subsidiary of the DSP Group, Inc. filed a claim against NXP Semiconductors France SAS before the Tribunal de Grande Instance in an emergency procedure (procédure de référé) to demand re-integration within NXP Semiconductors France SAS, following the closure of the DSP Group’s activities in France and the consequent termination of their employment agreements. The claim was rejected by the Tribunal de Grande Instance. The employees concerned then brought the same claim before the Social Court (Conseil de Prud’hommes) in Caen which, on April 27, 2010, also ruled in favor of NXP Semiconductors France SAS. The claimants filed for an appeal in last resort on May 18, 2010, which is still pending.

On April 2, 2013, the ICC arbitration tribunal issued a final award in a second arbitration commenced by STMicroelectronics (“ST”) to reverse the economic effect of the award by the ICC Tribunal in a first arbitration between ST and NXP of April 5, 2012 concerning the interpretation of the contractual arrangements concerning underloading in the NXP wafer fabs and ST’s liability for the associated costs. According to this first arbitration, ST paid to NXP approximately $59 million in the second quarter of 2012. By ruling of April 2, 2013, the ICC arbitration tribunal dismissed all claims made by ST in this second arbitration. No appeal is available to ST.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at June 30, 2013, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and approximately $4 million.

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9 Related-party transactions

The Company’s related parties are the Private Equity Consortium, the members of the board of directors of NXP Semiconductors N.V., Philips, the members of the management team of NXP Semiconductors N.V. and equity-accounted investees.

Other

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Revenue	—	10	—	33
Purchase of goods and services	28	50	49	95

The following table presents the amounts related to accounts receivable and payable balances with these related parties:

($ in millions, unless otherwise stated)	June 30, 2013	December 31, 2012
Receivables (net)	—	—
Payables	33	30

10 Restructuring charges

The restructuring liability balance as of June 30, 2013 primarily relates to:

•

The OPEX Reduction Program announced in 2012. This cost savings and restructuring program was initiated to improve operational efficiency and to competitively position the Company for sustainable growth. Its implementation is expected to be substantially complete by the first quarter of 2014. The majority of the remaining cash expenditures relating to this initiative are anticipated to be paid by the fourth quarter of 2014. The remaining balance as of June 30, 2013 relating to this program amounts to $81 million;

•

Workforce reductions associated with the expected closure of our ICN 4 and ICN 6 wafer fabrication facilities in Nijmegen which are expected to be substantially complete in the fourth quarter of 2013. This program was initiated to reduce our overall manufacturing footprint, consistent with our current manufacturing strategy which focuses on capabilities that differentiate NXP in terms of product features, process capabilities, cost, supply chain and quality. The remaining balance as of June 30, 2013 relating to this program amounts to $34 million.

There are no new restructuring projects in 2013.

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The following table presents the changes in the position of restructuring liabilities in 2013 by segment:

($ in millions, unless otherwise stated)	Balance January 1, 2013	Additions	Utilized	Released	Other(1) changes	Balance June 30, 2013
HPMS	57	1	(12)	(2)	(3)	41
SP	41	—	(2)	(7)	—	32
Manufacturing Operations	9	—	(3)	—	—	6
Corporate and Other	63	—	(7)	(4)	2	54

	170	1	(24)	(13)	(1)	133

(1)	Other changes primarily related to translation differences

The total restructuring liability as of June 30, 2013 of $133 million is classified in the balance sheet under current liabilities: $106 million and non-current liabilities: $27 million.

Releases of restructuring liabilities of $13 million were recorded in the three months ended June 30, 2013, primarily attributable to a reduction of ICN 4 and ICN 6 related severance payments due to employees that will be transferred to other positions in NXP, due to expansion activities ICN 8, who were originally expected to be laid off.

The utilization of the restructuring liabilities mainly reflects the execution of ongoing restructuring programs.

The components of restructuring charges less releases recorded in the liabilities for the three and six months ended June 30, 2013 and July 1, 2012 are as follows:

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Personnel lay-off costs	—	1	1	6
Other restructuring costs	—	—	—	—
Release of excess provisions/accruals	(13)	(2)	(13)	(2)

Net restructuring charges less releases	(13)	(1)	(12)	4

The restructuring charges less releases recorded in operating income are included in the following line items in the statement of operations:

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Cost of revenue	(8)	—	(7)	1
Selling, general and administrative	(5)	(1)	(5)	3
Research and development	—	—	—	—

Net restructuring charges	(13)	(1)	(12)	4

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In addition, restructuring related costs (excluding product transfers) of $3 million and $6 million were directly charged to operating income for the three and six months ended June 30, 2013 (for the three and six months ended July 1, 2012: $2 million and $5 million), and included in the following line items:

	For the three months ended		For the six months ended
	June 30, 2013	July 1, 2012	June 30, 2013	July 1, 2012
Cost of revenue	2	1	3	2
Selling, general and administrative	1	2	3	4
Research and development	—	(1)	—	(1)

	3	2	6	5

11 Provision for Income Taxes

The effective income tax rates for the three months ended June 30, 2013 and July 1, 2012 were negative 1.6% and negative 31.8%, respectively. The effective tax rate for the three months ended June 30, 2013 differed from the Netherlands statutory rate primarily due to profits recorded in jurisdictions where a valuation allowance was recorded and the effect of tax incentives in certain jurisdictions. The effective tax rate for the three months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions with a full valuation allowance.

The effective income tax rates for the six months ended June 30, 2013 and July 1, 2012 were 10.3% and negative 5.0%, respectively. The effective tax rate for the six months ended June 30, 2013 differed from the Netherlands statutory rate primarily due to lower foreign tax rates on profits recorded in foreign jurisdictions and the effect of tax incentives in certain jurisdictions, offset by certain non-tax deductible expenditure. The effective tax rate for the six months ended July 1, 2012 differed from the statutory rate in the Netherlands primarily due to losses recorded in jurisdictions with a full valuation allowance compensated by the impact of an extended tax holiday in one of our jurisdictions.

12 Segments Information

NXP is organized into three reportable segments in compliance with ASC 280 “Segment Reporting”.

NXP has two market-oriented business segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”) and one other reportable segment, Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the consolidated financial statements.

•

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones.

•

Our SP business segment offers standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our HPMS and SP segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to third parties and to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to further decline.

•

Corporate and Other is not a separate reporting segment because it does not meet the quantitative threshold criteria for being separately reported. Corporate and Other includes unallocated research expenses, corporate restructuring charges and other expenses not related to any specific business segment.

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Revenue, R&D and operating income (loss)

All amounts in millions of USD unless otherwise indicated	For the three months ended
	June 30, 2013				July 1, 2012
	Revenue	Research and development	Operating income (loss)		Revenue	Research and development	Operating income (loss)
			Amount	in % of revenue			Amount	in % of revenue
HPMS	878	132	178	20.3	741	134	154	20.8
SP	281	15	9	3.2	291	12	26	8.9
Manufacturing Operations	29	—	(10)	(34.5)	62	—	(5)	(8.1)
Corporate and Other 1)	—	8	(7)	—	—	10	(19)	—

Total	1,188	155	170	14.3	1,094	156	156	14.3

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

All amounts in millions of USD unless otherwise indicated	For the six months ended
	June 30, 2013				July 1, 2012
	Revenue	Research and development	Operating income (loss)		Revenue	Research and development	Operating income (loss)
			Amount	in % of revenue			Amount	in % of revenue
HPMS	1,654	261	301	18.2	1,387	261	217	15.6
SP	560	29	16	2.9	565	25	44	7.8
Manufacturing Operations	58	—	(17)	(29.3)	119	—	(15)	(12.6)
Corporate and Other 1)	1	18	(15)	—	1	18	(35)	—

Total	2,273	308	285	12.5	2,072	304	211	10.2

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”.

13 Subsequent events

Effective August 1, 2013, NXP adopted a stock repurchase program to repurchase shares to cover in part employee stock options and equity rights under its long term incentive plans. Under the new repurchase program approved by the Board of Directors, NXP may repurchase up to ten (10) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and NXP may terminate the repurchase program at any time. Repurchased shares would be returned to the status of authorized but un-issued shares of common stock of NXP.

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